UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aspen Technology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

29109X106

(CUSIP Number)

Sara Yang Bosco

Senior Vice President, Secretary & Chief Legal Officer

Emerson Electric Co.

8000 West Florissant Avenue

St. Louis, MO 63136

314-553-2000

With a Copy to:

Phillip R. Mills

Marc O. Williams

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29109X106	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 36,307,514

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.86%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS EMR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.86%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS EMR Worldwide Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.86%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 29109X106	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS EMR US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,307,514
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,307,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.86%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 29109X106	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Rutherfurd US LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,307,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,307,514
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,307,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.86%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Schedule 13D/A

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (the “Original Filing”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2022, as amended by Amendment No. 1, filed on October 11, 2023 (“Amendment No. 1”, together with the Original Filing, the “Schedule 13D”),and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The purpose of this Amendment No. 2 is to (i) correct a typographical error in the citizenship information of certain executive officers of Emerson Electric Co. (“Emerson”) set forth on Schedule I of Amendment No. 1 and (ii) update the percentage of the Common Stock that may be deemed to be beneficially owned by the Reporting Persons based on the number of outstanding shares of Common Stock of the Issuer as of September 30, 2023. The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Emerson has not changed from the Original Filing filed on May 26, 2022.

Item 2.	Identity and Background.

(f)

Item 2(f) to the Schedule 13D is hereby supplemented and amended by replacing Schedule I of the Schedule 13D with Schedule I of this Amendment No. 2 to correct a typographical error in the citizenship information of certain executive officers of Emerson Electric Co.

Item 5.	Interest in Securities of the Issuer.

(a)

The first paragraph in Item 5(a) is hereby amended and restated in its entirety as follows:

Based on the most recent information available, the aggregate number and percentage of the Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 63,855,939 issued and outstanding shares of Common Stock as of September 30, 2023 as provided by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Vice President and Secretary

EMR US HOLDINGS LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

RUTHERFURD US LLC

By:	/s/ John A. Sperino
Name:	John A. Sperino
Title:	Authorized Signatory

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

EMERSON ELECTRIC CO.

The following table sets forth certain information with respect to the directors and executive officers of Emerson Electric Co. The business address of each director and executive officer of Emerson Electric Co. is 8000 West Florissant Avenue, St. Louis, MO 63136.

Name	Present Principal Occupation or Employment	Citizenship

James S. Turley (Director)	Chair of the Board, Emerson St. Louis, MO	United States
Mark A. Blinn (Director)	Director, Emerson St. Louis, MO	United States
Joshua B. Bolten (Director)	President and Chief Executive Officer, Business Roundtable Washington D.C.	United States
Martin S. Craighead (Director)	Director, Emerson St. Louis, MO	United States
William H. Easter III (Director)	Director, Emerson St. Louis, MO	United States
Gloria A. Flach (Director)	Director, Emerson St. Louis, MO	United States
Arthur F. Golden (Director)	Senior Counsel, Davis Polk & Wardwell New York, NY	United States
Leticia Goncalves (Director)	President, Global Foods for Archer Daniels Midland Company (ADM) Chicago, IL	United States
Candace Kendle (Director)	Director, Emerson St. Louis, MO	United States
Lori Lee (Director)	CEO, AT&T Latin America & Global Marketing Officer, AT&T Inc. Dallas, TX	United States
James M. McKelvey (Director)	CEO, Invisibly Inc. St. Louis, MO	United States
Matthew S. Levatich (Director)	Director, Emerson St. Louis, MO	United States
Surendralal (Lal) L. Karsanbhai (Director, President and Chief Executive Officer)	President and Chief Executive Officer, Emerson St. Louis, MO	United States
Michael J. Baughman	Executive Vice President, Chief Financial Officer and Chief Accounting Officer, Emerson St. Louis, MO	United States
Ram R. Krishnan	Executive Vice President and Chief Operating Officer, Emerson St. Louis, MO	United States
Peter Zornio	Senior Vice President and Chief Technology Officer, Emerson St. Louis, MO	United States

Name	Present Principal Occupation or Employment	Citizenship

Sara Y. Bosco	Senior Vice President, Secretary and Chief Legal Officer, Emerson St. Louis, MO	United States
Vidya Ramnath	Senior Vice President and Chief Marketing Officer, Emerson St. Louis, MO	Singapore
Lisa A. Flavin	Senior Vice President, Chief Transformation and Chief Compliance Officer, Emerson St. Louis, MO	United States
Michael H. Train	Senior Vice President and Chief Sustainability Officer, Emerson St. Louis, MO	United States
Nicholas J. Piazza	Senior Vice President and Chief People Officer, Emerson St. Louis, MO	United States